UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                            (Amendment No. 1)*

                    Nationwide Financial Services Inc.
                             (Name of Issuer)

                                  Common
                      (Title of Class of Securities)


                                 638612101
                              (CUSIP Number)

                                         December 31, 1998
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[ ]  Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 638612101               13G              Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger Berman, LLC
      13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) /X/

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      529,850

6)   SHARED VOTING POWER
      896,600

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      1,660,800


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,660,800

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      1,200

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.98

12)   TYPE OF REPORTING PERSON*


      BD/IA


CUSIP No. 638612101               13G              Page 3 of 5 Pages
Item 1. (a)    Name of Issuer:

               Nationwide Financial Services Inc.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               One Nationwide Plaza Columbus, Ohio 43215

Item 2. (a)    Name of Person Filing:
               Neuberger Berman, LLC
               Neuberger Berman Management Inc.

Item 2  (b)    Address of Principal Business Office:

               605 Third Ave., New York, NY, 10158-3698

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Common

Item 2  (e)    CUSIP Number:

               638612101

Item 3. (a)    /X/  Broker or Dealer registered under Section 15 of the Act

Item 3  (b)    /X/  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940

Item 3   (c)   /X/  Investment Company registered under Section 8 of the
                    Investment Company Act.

Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               1,660,800

        (b)    Percent of Class:

               6.98

CUSIP No. 638612101               13G              Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 529,850

          (II)   Shared Power to vote or to direct the
                 vote: 896,600

          (III) Sole Power to dispose or to direct the disposition of: 0

          (IV) Shared Power to dispose or to direct the disposition of: 1,660,800


Item 5.        Ownership of Five Percent or Less of a Class:
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another:



Neuberger Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote, the securities of many unrelated clients. Neuberger Berman, LLC does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

Principal(s) of Neuberger Berman, LLC own 1,200 shares. Principal(s) own these shares in their own personal securities accounts. Neuberger Berman LLC disclaims beneficial ownership of these shares since; these shares were purchased with each principal(s)' personal funds and each principal has exclusive dispositive and voting power over the shares held in their respective accounts.


With regard to the shares set forth under Item 4.(c)(II), Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be beneficial owners for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose and vote the securities. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman's various Mutual Funds which hold such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

No other Neuberger Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger Berman, LLC has shared power to dispose but not vote shares.
CUSIP No. 638612101               13G              Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                 N/A

Item 8.          Identification and Classification of Members of the Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 8, 1999


By:
     C. Carl Randolph

     Principal/General Counsel
     Name/Title